UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

KAYDON CORPORATION

(Name of Subject Company)

KAYDON CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

486587108

(CUSIP Number of Class of Securities)

Debra K. Crane

Vice President, Administration and Secretary

Kaydon Corporation

Suite 300, 2723 South State Street

Ann Arbor, Michigan 48104

(734) 747-7025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Elizabeth Noe

Paul Hastings LLP

1170 Peachtree St., Suite 100

Atlanta, GA 30309

(404) 815-2287

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Atlas Management, Inc., a Delaware corporation (“Parent”), through its wholly owned subsidiary Dublin Acquisition Sub Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the outstanding shares of Kaydon Corporation’s common stock, par value $0.10 per share, at a purchase price of $35.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 16, 2013, and in the related Letter of Transmittal, as required by the Agreement and Plan of Merger, dated as of September 5, 2013, by and among Kaydon Corporation, Parent and Acquisition Sub.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By amending and restating the first paragraph on page 34 under the heading “Additional Information—Merger Without a Vote” in its entirety as follows:

“If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, in accordance with the terms of the Merger Agreement, the parties to the Merger Agreement will effect the closing of the Merger immediately following the consummation of the Offer without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. We do not foresee any reason that would prevent the parties to the Merger Agreement from completing the Merger pursuant to Section 251(h) of the DGCL within one business day following the consummation of the Offer. Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the parties do not complete the Merger immediately following the consummation of the Offer and the Top-Up Option has been exercised in accordance with the terms of the Merger Agreement, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL. Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, or approved pursuant to Section 228 of the DGCL, stockholders of the Company that do not tender shares of Company Common Stock in the Offer (i) will be entitled to appraisal by the Delaware Court of Chancery of the fair value of their shares if they comply with the procedures for exercising appraisal rights under Section 262 of the DGCL and (ii) will be entitled to receive the same cash consideration for their shares of Company Common Stock as was payable in the Offer if they fail to validly exercise appraisal rights under Delaware law.”

By inserting, as the last sentence of the second full paragraph on page 35 under the heading “Additional Information—Appraisal Rights,” the following sentence:

“If the Merger is effected pursuant to either Section 251(h) or Section 253 of the DGCL, or approved pursuant to Section 228 of the DGCL, Parent and Acquisition Sub have informed the Company that they will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the effective date of the Merger and the availability of appraisal rights, within 10 days of the effective time of the Merger.”

By inserting, as the last paragraph on page 36 under the heading “Additional Information—Regulatory Compliance—U.S. Antitrust Clearance,” the following paragraph:

“At 11:59 p.m. Eastern time on September 24, 2013, the HSR Act waiting period with respect to the Offer and Merger expired. Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been terminated has been satisfied. However, there remain non-U.S. governmental authorities that must approve or clear the Offer and the Merger in order to meet all of the condition of the Offer.”

By inserting, as the last paragraph on page 38 under the heading “Additional Information—Legal Proceedings,” the following paragraph:

On September 23, 2013, the plaintiff in the Macomber Action filed an amended complaint adding allegations, among other things, that the Schedule 14D-9 failed to disclose all material facts regarding the proposed transaction to Kaydon’s stockholders. In addition, on September 25, 2013, the court in the Macomber Action entered an ex parte order granting plaintiff limited expedited discovery and setting a schedule for plaintiff to make a motion for a preliminary injunction, with oral argument on the anticipated motion scheduled for October 9, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAYDON CORPORATION

By:	/s/ Debra K. Crane
	Name:	Debra K. Crane
	Title:	Vice President, Administration and Secretary

Dated: September 26, 2013